INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 28, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Riverbridge Growth Fund and the Riverbridge Eco Leaders Fund (the “Funds”)

This letter summarizes the comments provided by Mr. Chad Eskildsen of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 27, 2012, regarding Post-Effective Amendment No. 294 to the Registrant’s Form N-1A registration statement with respect to the Riverbridge Growth Fund and the Riverbridge Eco Leaders Fund (the “Funds”), each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 301 to Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses Table (both Funds)

1.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response:  The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Advisory Research Inc. (the “Adviser”), as an exhibit to the Amendment.  The Registrant confirms that the term of the contractual waiver is longer than one year.

2.  Provide the completed Fees and Expenses table for each of the Fund to the staff before the effective date of the Amendment.

Response:  The Registrant confirms that the completed Fees and Expenses table was emailed to Mr. Eskildsen on December 21, 2012.

Principal Investment Strategies – Summary Section (both Funds)

3.  Please remove the paragraph on temporary defensive investments from the summary section of the Funds’ prospectus.

Response:  The temporary defensive paragraph has been removed from each Fund’s Summary Section of the Prospectus.

Investment Advisor – Summary Section (both Funds)

4.  Please add the term “since inception” at the end of the sentence.

Response:  The statement has been updated to reflect the suggested change.

Principal Investment Strategies - Eco Leaders Fund

5.  Please disclose that the Fund will have a policy of investing at least 80 percent of its assets in eco leaders companies.

Response:  The Fund has made the requested disclosure.

6.  Please add disclosure defining eco leaders companies.

Response:  The Fund has made the following disclosure:

The advisor defines eco leader companies as companies that fit in one or more of the following categories:

(1)	Innovative & Industry Transforming - companies that use strategic technologies, materials and services to lower costs by reducing raw materials usage, scrap, and the amount and toxicity of waste;

(2)	Advanced Enabling Materials and Technologies - companies that create breakthrough manufacturing technologies, new materials, and unique components that support eco efficiency transformations;

(3)	Efficiency Enabling Business Services - companies whose products or services engage in changing the behavior of consumers and businesses in ways that are beneficial to the environment.;

(4)	Cleaner Products/Cleaner Processes - companies that meet the criteria of all of the prior three categories.

7.  Please revise the statement “… (1) increase productivity by improving quality, efficiency and performance ….” given a company may use methods that are harmful to the environment to increase productivity or efficiency.

Response:  In connection with the revised disclosure made in Item #6 above, the Fund has removed the (1) and (2) statements from the paragraph.

8. Please disclose any quality or rating requirements that would apply to any investments by the Fund in convertible securities.

Response: The Fund has added disclosure to state that it “may invest in investment grade convertible securities of any maturity.”  Accordingly, the Fund also added disclosure defining investment grade securities.

Principal Risks

9.  Please add disclosure on risks of investing in eco leaders or environmental focused companies.

Response: The Fund has added “Environmental Policy risk” disclosure under the “Summary Section”.  Accordingly, the “Environmental Policy risk” has been added as a risk specific to the Eco Leaders Fund under the “More About the Funds’ Investment Objectives, Strategies and Risks” section of the Prospectus.

Prior Performance for Similar Accounts Managed by the Advisor

10.  Please confirm whether the composite includes any registered investment companies with investment objectives and strategies substantially similar to those of the Funds, if any, that were managed by the Fund’s advisor during the periods presented.

Reponses:  The Registrant has confirmed with the Funds’ advisor that, during the periods presented in the composite, the advisor did not manage other registered investment companies with investment objectives and strategies substantially similar to those of the Funds hence, the composites do not include returns of registered investment companies.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer

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